Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 MAR -3 AM 7: 21

Santos



04010243

SUPPL

Date: Tue 02 Mar 2004 11:25:20 PM EST

.   To:
.   SECURITIES EXCHANGE COMMISSION
.   :
.   :

.   From: SANTOS LTD
.   SANTOS HOUSE
.   91 KING WILLIAM STREET
.   ADELAIDE SA 5000

Subject: COPY OF APPENDIX 3B LODGED TODAY WITH
.   AUSTRALIAN STOCK EXCHANGE
.
.
.

Number of pages (incl. cover sheet): 7

PROCESSED

MAR 04 2004

THOMSON
FINANCIAL

3/4

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

*Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131*

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	15,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.12 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 15,000 options granted on 15 June 1999 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	3 March 2004	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	584,465,949* * *which includes 7,800 fully paid ordinary shares, the subject of an application for quotation on 2 March 2004 which are to be quoted from the commencement of trading on Monday 8 March 2004*	Fully paid ordinary shares.
		3,500,000	Reset convertible preference shares.

9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	Class
			Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		15,400	(i) held by eligible employees; and
		133,061	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		115,750	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		115,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		5,862,314	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do security holders sell their entitlements *in full* through a broker?	

31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do security holders dispose of their entitlements (except by sale through a broker)?	

33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✔] Securities described in Part 1

(b) [   ] All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	[ ]	If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

         1 –   1,000
 1,001 –   5,000
 5,001 –   10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    •   The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

    •   There is no reason why those securities should not be granted quotation.

    •   An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    •   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    •   We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

    •   If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: ____3 March 2004____
                  Company Secretary

Print name: MICHAEL GEORGE ROBERTS

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 MAR -3 AM 7: 21

Santos

SUPPL

Date: Mon 01 Mar 2004 07: 50: 32 PM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Copy of Appendix 3B lodged today with the
Australian Stock Exchange

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	

8   Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

9   Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

| 29 | Date rights trading will end (if applicable) | |

| 30 | How do security holders sell their entitlements *in full* through a broker? | |

| 31 | How do security holders sell *part* of their entitlements through a broker and accept for the balance? | |

| 32 | How do security holders dispose of their entitlements (except by sale through a broker)? | |

| 33 | Despatch date | |

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
   (tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
       1 –   1,000
   1,001 –   5,000
   5,001 –   10,000
  10,001 –   100,000
 100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	7,800 *

39	Class of securities for which quotation is sought	Fully paid ordinary shares.

40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 7,800 shares issued on 7 March 2003 under the Santos Employee Share Purchase Plan at the issue price of $5.61 per share. * The shares are to be quoted **from the commencement of trading on Monday 8 March 2004,** to coincide with the cessation of the one year restriction period on the transfer of those shares.

		Number	Class
42	Number and class of all securities quoted on ASX (*including* the securities in clause 38)	584,450,949 *	Fully paid ordinary shares.
		3,500,000	Reset convertible preference shares.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    *   The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

    *   There is no reason why those securities should not be granted quotation.

    *   An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    *   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    *   We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

    *   If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: _____2 March 2004_____
                    Company Secretary

Print name: MICHAEL GEORGE ROBERTS

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 MAR -3 AM 7: 21

Santos

SUPPL

Date: Sun 29 Feb 2004 08:06:51 PM EST

.   To:
.   SECURITIES EXCHANGE COMMISSION
.   :
.   :

.   From: SANTOS LTD
.   SANTOS HOUSE
.   91 KING WILLIAM STREET
.   ADELAIDE SA 5000

Subject: Appendix 3X lodged today with the
.   Australian Stock Exchange
.
.

Number of pages (incl. cover sheet):3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

*Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131*

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SANTOS LTD	
ABN 80 007 550 923	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of appointment	1 MARCH 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Sun 29 Feb 2004 09:02:18 PM EST

.   To:
.   SECURITIES EXCHANGE COMMISSION
.   :
.   :

.   From: SANTOS LTD
.   SANTOS HOUSE
.   91 KING WILLIAM STREET
.   ADELAIDE SA 5000

Subject: Copy of Appendix3B lodged today with the
.   Australian Stock Exchange
.
.

Number of pages (incl. cover sheet):7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

*Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131*

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1   Class of securities issued or to be issued

Fully paid ordinary shares

2   Number of securities issued or to be issued (if known) or maximum number which may be issued.

21,000

3   Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

Consistent with the Listing Rules

4   Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5   Issue price or consideration

$5.12 per share.

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issue consequent upon exercise of 21,000 options granted on 15 June 1999 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	1 March 2004	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	584,443,149	Fully paid ordinary shares.
		3,500,000	Reset convertible preference shares.

9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	Class
			Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		23,200	(i) held by eligible employees; and
		133,061	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		115,750	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		115,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		5,877,314	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do security holders sell their entitlements *in full* through a broker?	

31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do security holders dispose of their entitlements (except by sale through a broker)?	

33	Despatch date	

Part 3 – Quotation of securities *NOT APPLICABLE*
You need only complete this section if you are applying for quotation of securities

34 Type of securities
   (tick one)

(a) [✓] Securities described in Part 1

(b) [　　] All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	[　]	If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36	[　]	If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

```
        1  –     1,000
    1,001  –     5,000
    5,001  –    10,000
   10,001  –   100,000
  100,001  –   and over
```

37	[　]	A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

39	Class of securities for which quotation is sought	

40   Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    •   The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

    •   There is no reason why those securities should not be granted quotation.

    •   An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    •   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    •   We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

    •   If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: _____1 March 2004_____
            Company Secretary

Print name: MICHAEL GEORGE ROBERTS